August 24, 2005

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 333-13792

Dear Mr. Spirgel:

Attached you will find our responses to the comments included in your letter dated August 10, 2005, regarding the Form 20-F filed by Quebecor Media Inc. (“the Company”) on March 31, 2005.

If you have any further comments or would like to discuss any of the responses, please communicate with us at your convenience.

Yours truly,

/s/ Jacques Mallette

Jacques Mallette

Executive Vice President and Chief Financial Officer

cc:	Mr. Denis Sabourin – Quebecor Media Inc.
Ms. Nathalie Bernier – KPMG

Quebecor Média inc.

612, rue Saint-Jacques, Montréal (Québec) H3C 4M8 Tél. : (514) 380-1999 / Sans frais : 1-866-380-1999 / www.quebecor.com

Quebecor Media inc.

Form 20-F for Fiscal Year Ended December 31, 2004

Filed March 31, 2005

File No. 333-13792

Response to comments included in letter dated August 10, 2005.

Operating lease arrangements, page 88

Comment 1:

Please refer to prior comment #5. Please confirm to us that your guaranteed residual values are recognized on a straight-line basis over the lease term. If not, tell how you are accounting for guaranteed residual values and the basis for your accounting under US GAAP.

Answer:

In accordance with EITF 96-21, if it became probable that the value of any leased asset at the end of the lease term would be less than its guaranteed residual value, then the expected deficiency would be accrued using the straight-line method over the remaining term of the lease. As at December 31, 2004, based on our assessment, we did not expect to make any payment pertaining to the guaranteed residual value of our leases.

Consolidated Statements of Income, page F-1

Comment 2:

Please refer to prior comment #2. Since “Operating income before undernoted items” is not either required or expressly permitted by the standard-setter that establishes Canadian GAAP, delete this line item from your consolidated statements of income. If you elect to continue to present this non-GAAP measure in your selected financial data section, please comply with Item 10(e) of Regulation S-K.

Answer:

The line item “Operating income before undernoted items” will be deleted from our consolidated statements of income. We will continue to present this non-GAAP measure in our selected financial data section in accordance with Item 10(e) of Regulation S-K.

Note 24. Significant Differences between GAAP in Canada and in the United States, page F-61

Comment 3

Please refer to prior comment #10. It appears to us that your tangible long-lived assets have finite lives. Therefore, it appears to us that a reasonable estimate of your asset retirement obligation can be made, since SFAS 143 considers the various uncertainties that you have discussed with regard to your asset retirement obligations. For example:

•

With regard to your inability to determine a potential range of settlement dates for your access to the support structures, we believe that a probability weighted assessment can adequately address the uncertainty with regard to the amount and timing of the future cash flows necessary to settle the liability. Note that renewals within your control should also be included in the range of expected settlement dates, assuming you have plans to renew those leases.

•

With regard to the probability of enforcement of the remediation clauses, SFAS 143 indicates that uncertainty about whether performance will be required does not defer the recognition of a retirement obligation; rather, that uncertainty is factored into the measurement of the fair value of the liability through assignment of probabilities to cash flows. Refer to paragraph A5, A17-A18 and C10-C12 of SFAS 143.

Please advise and revise accordingly.

Answer

Given the information available, we believe that the agreements with telephone and hydroelectric utilities will always be renewed in the future. Accordingly, we estimate that the asset retirement date is indeterminate and consequently we cannot assign a probability to any future cash flow in relation to the removal of our equipment from the lenders’ structures. Our conclusions are based on the following:

•	Historically, the Company has always renewed its agreements with telephone and hydroelectric utilities.
•	We intend to continue to access these utilities’ support structures as long as the Company operates a cable network.
•	Should we be unable to agree on renewal terms with telephone and/or hydroelectric utilities, we can ask the CRTC or the CMQ to exercise their jurisdiction.

In considering the indeterminate retirement date, we have taken into account the fact that we have a planned maintenance and replacement program to repair or replace the equipment that is attached to, or occupies the various lessors’ installations.